January 13, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	James Giugliano
Suying Li
Rebekah Reed
Taylor Beech

Re:	Delixy Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed December 19, 2024
File No. 333-283248

Dear Mr. Giugliano, Ms. Li, Ms. Reed and Ms. Beech:

This letter is in response to your letter of January 6, 2025, in which you provided comments to Amendment No. 1 to the Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on December 19, 2024 (“Form F-1”). We set forth below in bold the comments in your letter relating to Form F-1 followed by our responses to the comments. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, Amendment No. 2 to the Registration Statement on Form F-1 (“Form F-1/A2”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Amendment No. 1 to Registration Statement on Form F-1 filed on December 19, 2024

Dilution, page 32

1.	Please revise your calculations of the historical and pro forma net tangible book value amounts and related per share amounts as of June 30, 2024 to exclude the deferred offering costs.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our calculations at page 32 of Form F-1/A2 to exclude the deferred offering costs.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer